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March 22, 2023	vedderprice.com Cody J. Vitello Shareholder +1 312 609 7816 cvitello@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Mr. Daniel Greenspan
Mr. Jason Fox

Re:	Nuveen Floating Rate Income Fund (the “Registrant”)
Registration Statement on Form N-14
File No. 333-269484

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 7, 2023, with respect to the Registrant’s Registration Statement on Form N-14 filed on January 31, 2023 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed mergers of Nuveen Senior Income Fund, Nuveen Floating Rate Income Opportunity Fund and Nuveen Short Duration Credit Opportunities Fund (each, a “Target Fund” and collectively, the “Target Funds”) into a wholly-owned subsidiary of the Registrant (the “Mergers”). The Registrant and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Disclosure Comments

1.	Comment: Please fill in all blanks, brackets or otherwise missing information.

Response: Registrant confirms that it will fill in all blanks, brackets and otherwise missing information.

2.	Comment: In the Q&A, in the response to the question “Why has each Fund’s Board recommended the Merger proposals?,” the Registrant refers to lower net operating expenses

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March 22, 2023

(excluding the cost of leverage) as a potential benefit to common shareholders of the Registrant assuming completion of each Merger. Please explain supplementally the rationale for excluding the cost of leverage and include cross references to disclosures in the Joint Proxy Statement/Prospectus that present pro forma expense ratios both including and excluding the cost of leverage.

Response: The Q&A is a summary of the more detailed Board considerations included in the Joint Proxy Statement/Prospectus. The Board considers net operating expenses (excluding leverage) when evaluating fund combinations because the net operating expenses (excluding leverage expenses) reflect the operational cost savings of the Mergers. Leverage costs are generally viewed as a financing cost and differences in cost among the Funds may reflect prevailing conditions when the arrangement was executed. Leverage costs are evaluated taking into account both costs and investment return. The Registrant has added cross references to the Comparative Fee Tables, which present pro forma total expense ratios including the costs of leverage.

3.

Comment: In the Q&A, in the response to the question “How will preferred shareholders be affected by the Mergers?,” there is a statement that to the extent the Registrant issues any new preferred shares in the Mergers, holders of preferred shares of the combined fund may hold a smaller percentage of the outstanding preferred shares of the combined fund as compared to their percentage holdings of their respective Fund prior to the Mergers. Please revise to state that holders of the preferred shares of the combined fund will hold a smaller percentage of outstanding shares of the combined fund as a result of the Mergers.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

4.

Comment: Page i of the Joint Proxy Statement/Prospectus contains a disclosure that the information contained “in this Statement of Additional Information” is not complete. Please revise to properly reference the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

5.

Comment: On page 2 of the Joint Proxy Statement/Prospectus under the caption “Material Federal Income Tax Consequences of the Mergers,” please consider whether additional disclosures with respect to any pre-closing distributions to common shareholders of the Target Funds is practicable.

Response: For the staff’s information, the amount of undistributed net investment income and net capital gains, if any, will not be available to the Target Funds until shortly before the closing of each respective Merger. Accordingly, the Registrant does not believe it is practical to include additional disclosure addressing the expected level of such pre-Merger distributions.

6.	Comment: With respect to the discussion of the secured revolving credit facility on page 3 of the Joint Proxy Statement/Prospectus, please include the outstanding borrowings under such credit

March 22, 2023

facility or a cross reference to the appropriate disclosure later in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

7.

Comment: With reference to the discussion under “Reasons for the Mergers,” please disclose any adverse consequences of the Mergers the Board considered and/or please provide supplementally that the disclosures contain all material Board considerations, including any potential adverse consequences to the Mergers.

Response: Registrant believes that the disclosures under “Reasons for the Merger” contain all material factors considered by the Board, which include potential benefits of the Mergers as well as potential adverse consequences of the Mergers.

8.

Comment: On page 110 of the Joint Proxy Statement/Prospectus under the sub-caption “Investment Committee,” please provide the number of meetings of the Investment Committee of each Fund held during its last fiscal year.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Accounting Comments

9.

Comment: Please discuss supplementally how the Funds treat TFP Shares for accounting purposes and for federal income tax purposes. Please consider Accounting Standards Codification Topic 740 (ASC 740).

Response: For the information of the staff, the Registrant confirms that the TFP Shares are treated as debt for accounting purposes and equity for federal income tax purposes. This treatment is aligned with the disclosures in the Registration Statement. See, for example, the “Material Federal Income Tax Consequences of the Mergers” section of the Registration Statement. The future treatment of the TFP Shares for federal tax purposes will be consistent with the historical treatment that Target Fund shareholders have experienced to date. For accounting purposes, fees and expenses of preferred shares are reflected as a liability in the financial statements incorporated by reference and in the Fees and Expense Table which is derived from the financial statements.

10.	Comment: Please discuss supplementally how the Registrant will account for TFP Shares issued in the Mergers for accounting purposes.

Response: For the information of the staff, Registrant will reflect the liquidation preference of each series of TFP shares issued in the Mergers, net of deferred offering costs, as a liability on its statement of Assets and Liabilities.

Very truly yours,

/s/ Cody J. Vitello

     Cody J. Vitello

     Shareholder